UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

FORM 6-K

________________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

June 17, 2024

________________

NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé 1

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Novo Nordisk A/S – Share repurchase programme

Bagsværd, Denmark, 17 June 2024 – On 6 May 2024, Novo Nordisk initiated a share repurchase programme in accordance with Article 5 of Regulation No 596/2014 of the European Parliament and Council of 16 April 2014 (MAR) and the Commission Delegated Regulation (EU) 2016/1052 of 8 March 2016 (the "Safe Harbour Rules"). This programme is part of the overall share repurchase programme of up to DKK 20 billion to be executed during a 12-month period beginning 6 February 2024.

Under the programme initiated 6 May 2024, Novo Nordisk will repurchase B shares for an amount up to DKK 2.2 billion in the period from 7 May 2024 to 5 August 2024.

Since the announcement 10 June 2024, the following transactions have been made:

	Number of B shares	Average purchase price	Transaction value, DKK
Accumulated, last announcement	786,545		724,234,837
10 June 2024	37,500	985.97	36,973,830
11 June 2024	37,000	986.49	36,500,308
12 June 2024	36,000	987.46	35,548,672
13 June 2024	36,000	987.32	35,543,448
14 June 2024	36,000	986.41	35,510,821
Accumulated under the programme	969,045		904,311,916

The details for each transaction made under the share repurchase programme are published on novonordisk.com.

With the transactions stated above, Novo Nordisk owns a total of 11,068,859 B shares of DKK 0.10 as treasury shares, corresponding to 0.2% of the share capital. The total amount of A and B shares in the company is 4,465,000,000 including treasury shares.

Novo Nordisk expects to repurchase B shares for an amount up to DKK 20 billion during a 12- month period beginning 6 February 2024. As of 14 June 2024, Novo Nordisk has since 6 February 2024 repurchased a total of 9,703,295 B shares at an average share price of DKK 868.99 per B share equal to a transaction value of DKK 8,432,046,688.

Novo Nordisk is a leading global healthcare company, founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat serious chronic diseases, built upon our heritage in diabetes. We do so by pioneering scientific breakthroughs, expanding access to our medicines, and working to prevent and ultimately cure disease. Novo Nordisk employs about 66,000 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Instagram, X, LinkedIn and YouTube.

Contact for further information.

Media:
Ambre James-Brown +45 3079 9289 abmo@novonordisk.com	Liz Skrbkova (US) +1 609 917 0632 lzsk@novonordisk.com

Investors:
Jacob Martin Wiborg Rode +45 3075 5956 jrde@novonordisk.com	David Heiberg Landsted +45 3077 6915 dhel@novonordisk.com

Mark Joseph Root (US) +1 848 213 3219 mjhr@novonordisk.com	Sina Meyer +45 3079 6656 azey@novonordisk.com

Frederik Taylor Pitter +45 3075 8259 fptr@novonordisk.com	Ida Melvold Gjøsund +45 3077 5649 idmg@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 1 2880 Bagsværd Denmark	Telephone: +45 4444 8888	www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 47 / 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: June 17, 2024	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer